SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F


[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[  ] Annual  report  pursuant  to  Section  13(a)  or 15(d) of the  Securities
     Exchange Act of 1934

For the fiscal year ended _________       Commission File Number ___________


                                BANRO CORPORATION
             (Exact name of registrant as specified in its charter)

          CANADA                                 1041                          NOT APPLICABLE
(Province or Other Jurisdiction of      (Primary Standard Industrial          (I.R.S. Employer
Incorporation or Organization)              Classification Code)             Identification No.)

                             1 First Canadian Place
                        100 King Street West, Suite 7070
                            Toronto, Ontario M5X 1E3
                                 (416) 366-2221
   (Address and telephone number of registrant's principal executive offices)


                                                           Copies to:
          Martin Pomerance                             Gil I. Cornblum, Esq.
        Dorsey & Whitney LLP                            Dorsey & Whitney LLP
          250 Park Avenue                            161 Bay Street, Suite 4310
         New York, NY 10177                           Toronto, Ontario M5J 2S1
           (212) 415-9200                                   (416) 367-7370
(Name, address (including zip code) and
 telephone number (including area code)
of agent for service in the United States)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------                  ------------------------------------------
Common Shares, no par value                            None

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ]  Annual Information Form           [ ]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A


Indicate  by check  mark  whether  the  Registrant  by  filing  the  information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to
the Registrant in connection with such Rule. [ ]  Yes    [X]  No


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90
days.  [ ]  Yes     [X]  No

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files or incorporates by reference Exhibit 99.1 and Exhibit 99.2, and
Exhibit 99.4 through Exhibit 99.45, inclusive, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.3, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2003 and December 31, 2002, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 18 of Form 20-F.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as
Exhibit 99.46 and Exhibit 99.47, inclusive, as set forth in the Exhibit Index attached hereto.

                                  UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

     Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                    BANRO CORPORATION



                                    /s/  Peter N. Cowley
                                    --------------------------------------------
                                    Peter N. Cowley
                                    President and Chief Executive Officer

Date: December 30, 2004

                                  EXHIBIT INDEX
                                  -------------

     The  following  exhibits  have  been  filed  as  part  of the  Registration
Statement:

EXHIBIT       DESCRIPTION

ANNUAL INFORMATION

99.1 Audited Consolidated Financial Statements and notes thereto and Management's Discussion for the year ended December 31, 2003

99.2 Audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2002

99.3 U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2003 and December 31, 2002, together with the report of the auditors thereon

QUARTERLY INFORMATION

99.4 Interim Unaudited Consolidated Financial Statements of the Registrant for the nine months ended September 30, 2004

99.5 Management's Discussion and Analysis for the nine months ended September 30, 2004

99.6 Interim Unaudited Consolidated Financial Statements of the Registrant for the six months ended June 30, 2004

99.7      Management's Discussion and Analysis for the six months ended June 30,
          2004

99.8 Interim Unaudited Consolidated Financial Statements of the Registrant for the three months ended March 31, 2004

99.9 Management's Discussion and Analysis for the three months ended March 31, 2004

99.10 Interim Unaudited Consolidated Financial Statements of the Registrant for the nine months ended September 30, 2003

99.11 Interim Unaudited Consolidated Financial Statements of the Registrant for the six ended June 30, 2003

99.12 Interim Unaudited Consolidated Financial Statements of the Registrant for the three months ended March 31, 2003

SHAREHOLDER MEETING MATERIALS

99.13     Notice  of  Meeting  and  Management   Information   Circular  of  the
          Registrant dated June 2, 2004 issued in connection with the June 29, 2004 Annual and Special Meeting of Shareholders

99.14 Form of Proxy for use in connection with the June 29, 2004 Annual and Special Meeting of Shareholders

99.15     Notice  of  Meeting  and  Management   Information   Circular  of  the
          Registrant dated February 9, 2004 issued in connection with the March 8, 2004 Special Meeting of Shareholders

99.16 Form of Proxy for use in connection with the March 8, 2004 Special Meeting of Shareholders

99.17     Notice  of  Meeting  and  Management   Information   Circular  of  the
          Registrant dated September 5, 2003 issued in connection with the October 3, 2003 Annual and Special Meeting of Shareholders

99.18 Form of Proxy for use in connection with the October 3, 2003 Annual and Special Meeting of Shareholders

TECHNICAL REPORTS

99.19 Review and Mineral Resource Update of the Twangiza Property, dated April 30, 2003

PRESS RELEASES AND MATERIAL CHANGE REPORTS

99.20     Material Change Report of the Registrant dated December 16, 2004

99.21     Press Release of the Registrant dated December 8, 2004

99.22     Press Release of the Registrant dated November 3, 2004

99.23     Press Release of the Registrant dated October 6, 2004

99.24     Press Release of the Registrant dated September 20, 2004

99.25     Press Release of the Registrant dated June 24, 2004

99.26     Press Release of the Registrant dated June 1, 2004

99.27     Press Release of the Registrant dated May 5, 2004

99.28     Material Change Report of the Registrant dated April 5, 2004

99.29     Press Release of the Registrant dated March 31, 2004

99.30     Press Release of the Registrant dated March 16, 2004

99.31     Material Change Report of the Registrant dated March 11, 2004

99.32     Press Release of the Registrant dated March 1, 2004

99.33     Press Release of the Registrant dated February 6, 2004

99.34     Press Release of the Registrant dated February 3, 2004

99.35     Press Release of the Registrant dated February 3, 2004

99.36     Press Release of the Registrant dated January 21, 2004

99.37     Press Release of the Registrant dated January 20, 2004

99.38     Press Release of the Registrant dated January 13, 2004

99.39     Press Release of the Registrant dated December 23, 2003

99.40     Press Release of the Registrant dated December 17, 2003

99.41     Press Release of the Registrant dated December 11, 2003

99.42     Press Release of the Registrant dated November 24, 2003

99.43     Press Release of the Registrant dated October 16, 2003

99.44     Press Release of the Registrant dated September 16, 2003

99.45     Press Release of the Registrant dated August 7, 2003

CONSENTS

99.46     Consent of BDO Dunwoody LLP, Independent Registered Public Accounting
          Firm

99.47     Consent of Christopher O. Naas